Exhibit 99.4

CONSENT OF ERNST & YOUNG, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report (Form 40-F) of Central Fund of Canada Limited of our report dated January 7, 2008 with respect to the financial statements of Central Fund of Canada Limited and our report dated January 7, 2008 with respect to the effectiveness of internal control over financial reporting of Central Fund of Canada Limited, included in the Annual Report (Form 40-F) for the year ended October 31, 2007.

/s/ Ernst & Young LLP

Chartered Accountants

Toronto, Canada

January 10, 2008